UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
 (Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
 Great West Road
 Brentford, TW8 9DF
 United Kingdom
 Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F

☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously announced on May 28, 2024, Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with California Buyer Limited (“Bidco”), a vehicle controlled by funds managed or advised by Energy Capital Partners and that includes a large group of institutional co-investors, providing for, subject to the terms and conditions set forth therein, the acquisition of the Company by Bidco (the “Transaction”) to be implemented by means of a scheme of arrangement under the laws of England and Wales (the “Scheme”).

Closing of the Transaction

The Scheme was sanctioned by the High Court of Justice of England and Wales on December 10, 2024. On December 12, 2024, the court order relating to the sanction of the Scheme was delivered to the Registrar of Companies in England and Wales. Accordingly, effective as of December 12, 2024 (the “Closing Date”), the Scheme has become effective in accordance with its terms and the Transaction has closed.

Notice of Delisting

In connection with the closing of the Transaction, the trading of the Company’s ordinary shares (the “Company Shares”) was halted at approximately 7:50 p.m. ET on December 11, 2024 and the Company requested that the Nasdaq Global Select Market (“Nasdaq”) suspend trading of the Company Shares (which suspension is expected to be granted effective prior to the open of business on December 13, 2024) and file with the Securities and Exchange Commission (“SEC”) a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister the Company Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Company Shares will no longer be listed on Nasdaq. In addition, the Company intends to file with the SEC a certification on Form 15F requesting that the registration of its ordinary shares under Section 12(g)of the Exchange Act be terminated and its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Departure of Directors

Pursuant to the Transaction Agreement, on the Closing Date, each of the eight previous non-executive directors of the Company (William Aziz, Arun Banskota, Debora Del Favero, Brenda Eprile, Ryan Farquhar, Michael Forsayeth, Edward Hall and Michael Woollcombe) voluntarily resigned from the board of directors of the Company on the Scheme becoming effective. These departures were in connection with the Transaction and not due to any disagreement with the Company on any matter.  On the Closing Date, Andrew Gilbert, Kelly Self, Scott Steimer and Sofia Galatas became directors, joining Santiago Seage on the board of directors of the Company.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as “may result”, “are expected to”, “will continue”, “is expected”, “likely to be”, “believe”, “will”, “could”, “should”, “would”, “estimated”, “may”, “plan”, “potential”, “future”, “projection”, “goals”, “target”, “outlook”, “predict”, “aim” and “intend” or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the closing of the Transaction, the de-listing of the Company Shares and the departure of members of the Company’s board of directors.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (b) failure to realize the expected benefits of the Transaction; (c) significant transaction costs and/or unknown or inestimable liabilities; (d) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (e) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (f) disruption of currents plans and operations caused by the closing of the Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (g) market volatility; and (h) other risks and uncertainties affecting Bidco and Atlantica and more. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Francisco Martinez-Davis
		Name:	Francisco Martinez-Davis
		Title:	Chief Financial Officer